UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SPANISH BROADCASTING SYSTEM, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

846425882
(CUSIP Number)

May 13, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 12

CUSIP NO. 846425882	Page 2 of 13 Pages

1.	Names of Reporting Persons

MARINER INVESTMENT GROUP, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.0%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 846425882	Page 3 of 13 Pages

1.	Names of Reporting Persons

CASPIAN CAPITAL LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 2,329,320
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		2,329,320

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,329,320

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.59%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 846425882	Page 4 of 13 Pages

1.	Names of Reporting Persons

CASPIAN CAPITAL ADVISORS, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

NEW YORK

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 753,747
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		753,747

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

753,747

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

1.81%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 846425882	Page 5 of 13 Pages

1.	Names of Reporting Persons

CASPIAN CREDIT ADVISORS, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,337,006
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,337,006

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,337,006

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

3.21%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 846425882	Page 6 of 13 Pages

This Schedule 13G/A (this “Amendment No. 1”) amends and restates the Schedule 13G filed on February 14, 2011 (the “Original Schedule 13G” and together with Amendment No. 1, the “Schedule 13G”) by Mariner Investment Group, LLC, Caspian Capital LP, Caspian Capital Advisors, LLC, and Caspian Credit Advisors, LLC with respect to the Shares (as defined below) of the Issuer (as defined below).  This Amendment No. 1 is being filed by the Reporting Persons to disclose that Mariner Investment Group, LLC ceased to be the investment adviser of the Accounts (as defined below) on May 13, 2011 and no longer exercises voting or dispositive power over the Shares (as defined below).  As a result, Mariner Investment Group, LLC will not be included as a Reporting Person on any subsequent amendments to this Schedule 13G, if any

Item 1(a).	Name of Issuer:

Spanish Broadcasting System, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

2601 South Bayshore Drive, PH 2
Coconut Grove, Florida 33133

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Mariner Investment Group, LLC (“Mariner”);

ii)	Caspian Capital LP (“Caspian Capital”);

iii)	Caspian Capital Advisors, LLC (“Caspian Advisors”); and

iv)	Caspian Credit Advisors, LLC (“Caspian Credit”).

This statement relates to Shares (as defined below) held for the accounts of Caspian Capital Partners, L.P., Mariner LDC, Caspian Select Credit Master Fund, Ltd., and Caspian Solitude Master Fund, L.P. (collectively, the “Accounts”).  Mariner ceased to be the investment advisor for the Accounts on May 13, 2011 and no longer exercises voting or dispositive control of the Shares.  Caspian Capital serves as the investment advisor for the Accounts.  Caspian Capital is controlled by Adam Cohen, David Corleto, and Mark Weissman (the “Principals”).  Caspian Advisors is the general partner of Caspian Capital Partners, L.P. and Caspian Credit is the general partner of an affiliate of Caspian Select Credit Master Fund, Ltd. and of Caspian Solitude Master Fund, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Caspian Capital, Caspian Advisors and Caspian Credit is 767 Fifth Avenue, New York, New York 10153.  The address of the principal business office of Mariner is 500 Mamaroneck Avenue, Suite 101, Harrison, New York 10528.

CUSIP NO. 846425882	Page 7 of 13 Pages

Item 2(c).	Citizenship:

i)	Mariner is a Delaware limited liability company;

ii)	Caspian Capital is a Delaware limited partnership;

iii)	Caspian Advisors is a New York limited liability company; and

iv)	Caspian Credit is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share (the “Shares”).
Item 2(e).	CUSIP Number:

846425882

CUSIP NO. 846425882	Page 8 of 13 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Each of Mariner and Caspian Capital is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i)  Mariner may be deemed the beneficial owner of no Shares.

(ii)  Caspian Capital may be deemed the beneficial owner of 2,329,320 Shares.  This number consists of (1) 238,567 Shares held for the account of the Mariner LDC, (2) 753,747 Shares held for the account of Caspian Capital Partners, L.P. and (3) 1,337,006 Shares held for the account of Caspian Select Credit Master Fund, Ltd.

(iii) Caspian Advisors may be deemed the beneficial owner of 753,747 Shares. This number consists of 753,747 Shares held for the account of Caspian Capital Partners, L.P.

(iv) Caspian Credit may be deemed the beneficial owner of 1,337,006 Shares. This number consists of 1,337,006 Shares held for the account of Caspian Select Credit Master Fund, Ltd.

Item 4(b).	Percent of Class:

(i) The number of Shares of which Mariner may be deemed to be the beneficial owner constitutes 0.0% of the total number of Shares outstanding.

(ii)  The number of Shares of which Caspian Capital may be deemed to be the beneficial owner constitutes approximately 5.59% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent annual report on Form 10-K, there were 41,669,805 Shares outstanding as of March 23, 2011).

(iii) The number of Shares of which Caspian Advisors may be deemed to be the beneficial owner constitutes approximately 1.81% of the total number of Shares outstanding.

(iv) The number of Shares of which Caspian Credit may be deemed to be the beneficial owner constitutes approximately 3.21% of the total number of Shares outstanding.

CUSIP NO. 846425882	Page 9 of 13 Pages

Item 4(c).	Number of shares as to which such person has:

Mariner
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Caspian Capital
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	2,329,320
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	2,329,320

Caspian Advisors
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	753,747
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	753,747

Caspian Credit
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,337,006
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,337,006

CUSIP NO. 846425882	Page 10 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Principals of Caspian Capital, Caspian Advisors and Caspian Credit are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the Accounts advised by Caspian Capital, Caspian Advisors and Caspian Credit in accordance with the ownership interests of advisers of Caspian Capital, Caspian Advisors and Caspian Credit.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 846425882	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2011	MARINER INVESTMENT GROUP, LLC

By: /s/ Richard Thompson
Name: Richard Thompson
Title: Chief Compliance Officer
and Deputy General Counsel

Date: May 16, 2011	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: May 16, 2011	CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: May 16, 2011	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CUSIP NO. 846425882	Page 12 of 13 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of February 14, 2011, by and among Mariner Investment Group, Caspian Capital LP, Caspian Capital Advisors, LLC and Caspian Credit Advisors, LLC	13

CUSIP NO. 846425882	Page 13 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.0001 per share, of Spanish Broadcasting System, Inc. dated as of February 14, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2011	MARINER INVESTMENT GROUP, LLC

By: /s/ Charles R. Howe II
Name: Charles R. Howe II
Title: President

Date: February 14, 2011	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 14, 2011	CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 14, 2011	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory